Mail Stop 3561

December 21, 2005

By Facsimile and U.S. Mail

Mr. Rafael Miranda Robredo
Chief Executive Officer
Endesa, S.A.
Ribera del Loira, 60
28042 Madrid, Spain

> **Re:** **Endesa, S.A.**
> **Form 20-F/A for Fiscal Year Ended December 31, 2004**
> **Filed October 28, 2005**
> **File No. 333-07654**

Dear Mr. Miranda Robredo:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A
Explanatory Note

1.   You disclose you have eliminated certain sales and operating costs related to your electricity and gas businesses citing they will be recorded on a net basis for the purpose of U.S. GAAP reporting. Please explain how the affected sales and purchases are conducted from an operational viewpoint and why the accounting treatment for these sales and purchases between you and certain market agents is affected by recently promulgated U.S. GAAP. Please provide us with your EITF 99-19 analysis regarding sales and purchases with all affected entities and tell us how you made a determination in fiscal 2004 that it is now appropriate to report certain sales and costs on a net basis rather than gross. In your analysis specifically discuss the collective indicators that lead you to believe you are not a principal in these arrangements. Please include a quantification of the gross sales and purchases with each market agent and/or subsidiary included in this recent adjustment. We may have further comments.

2.   Tell us your consideration of the impact, if any, that EITF 99-19 may have on these sales and purchase arrangements within the context of adopting EITF 02-3 and 03-11, both of which were in effect for your fiscal year 2003. See paragraphs 19 of EITF 02-3 and 10 of EITF 03-11. Include in your response your accounting policy for these sales and purchases both before and after you filed your amended Form 20-F. We note your disclosure on page F-116 states the application of EITF 03-11 had no effect on your financial position, cash flows or results of operations.

3.   It is unclear from the current disclosure whether you view the revision of net sales in accordance with U.S. GAAP as a change in accounting principle, a change in accounting estimate or the correction of an error. In consideration of APB No. 20, please tell us the nature and justification for the change in net sales in accordance with U.S. GAAP. If you believe this to be a change in accounting principle please tell us if you have disclosed in a previous SEC filing, the anticipated accounting method and adoption date in accordance with SAB No. 74 (Topic 11M) or, alternatively, tell us why you have not. If you believe this to be a correction of an error, please tell us how you have satisfied the disclosure requirements stated in paragraphs 36 and 37 of APB No. 20. We may have further comments.

As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief